**United States**
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

## October 7, 2015
Date of report *(date of earliest event reported)*

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53788<br>(608) 252-7000<br>mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53788<br>(608) 252-7000<br>mge.com | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On October 7, 2015, Kristine Euclide, who is Senior Vice President and General Counsel of Madison Gas and Electric Company (the "Company"), informed the Company that she plans to retire. She plans to step down from her current position as Senior Vice President and General Counsel effective November 2, 2015, but will continue to work for the Company as a Strategic Projects Assistant to the Chairman, President and Chief Executive Officer through approximately mid-2016. Ms. Euclide has been employed by the Company for approximately 14 years.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
**Madison Gas and Electric Company**
*(Registrants)*

Date: October 13, 2015

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer